AUSTIN | AECOM

Austin AECOM
303 East Wacker Drive, Suite 900, Chicago, Illinois 60601-5276
T 312.373.7700 F 312.373.7710 www.aecom.com

April 2, 2007

Mr. Alan Belcher
Executive Vice President of Technology
Ethanex Energy, Inc.
14500 Parallel Road, Suite A
Basehor, KS 66007

SUBJECT: Term Sheet Agreement
Ethanex Energy, Inc.
Waltonville, IL

Dear Mr. Belcher:

We are very pleased to present this letter proposal to initiate discussions with Ethanex Energy, Inc. ("EEI"). We believe that AAC Designers Builders, Inc. dba Austin AECOM ("AAC") can provide EEI with the services it needs in order to complete the development and engineer, construct, commission and start up a 108 million gallon per year ethanol production facility in Waltonville, Illinois. This term sheet can further serve as the basis for negotiation for the additional facilities that EEI is planning in Illinois.

In order to assist EEI, AAC's services will include planning, engineering, procurement, construction and commissioning of the proposed plant (the "Project"). The relationship between EEI and AAC will be consummated in two separate agreements: (i) this letter describing a general understanding of our proposed relationship and (ii) the final Definitive Agreement or EPC Contract with the EPC price and schedule.

Upon acceptance of the basic terms included in this letter and during the next few months we will commence detailed project analysis and develop project scope and schedule leading up to the establishment of the pricing and final schedule along with the subsequent Definitive Agreement to design and build the Project. Also during this period, AAC will work with EEI to advance discussions and secure the appropriate agreements with Delta-T Corporation ("Delta-T") for the supply of ethanol technology and related project development services and with another designated provider for the supply of fractionation technology. We will further analyze the Project for the purposes of proposing a lump sum price and schedule for the Project. Such lump sum price guarantee will be set out in the subsequent Definitive Agreement and it will include appropriate terms and conditions that are customary for such guarantees. The lump sum price will be based upon the scope and validated target price for a 108 million gallon per year ethanol production facility to be prepared by AAC and presented to EEI for their review and approval by or about May 25, 2007 allowing for a start of construction in Summer 2007.

This letter agreement may terminate upon written notice from either EEI or AAC in the event that the parties are unable to successfully negotiate and enter into a Definitive Agreement, as described above. EEI has the option to terminate this agreement and pay all agreed upon costs and expenses to date upon completion of the validation of the target price and schedule. The letter proposal will terminate in the event that either party materially breaches the terms and conditions of such proposal, and such default is not cured in the time and manner described therein, or under any of the following circumstances: (a) when superseded and incorporated in a subsequent Definitive Agreement; (b) in the event a subsequent

Definitive Agreement is not agreed to and executed by both parties by August 6, 2007 (unless extended by mutual agreement), or, in the reasonable judgment of either party, a Definitive Agreement cannot be made; and (c) without limiting the generality of (b) above, in the event the lump sum price proposed by AAC is in excess of the range of $ 190,000,000 +/- 15% excluding the cost of rail siding, fractionation, bio-mass boiler, oil extraction and other special site costs, unless EEI specifically approves an increase above that amount. Additionally, the target price may be adjusted up or down at such time as more of the specifics of the selected site and infrastructure requirements are identified.

The schedule and key milestones beginning with this term sheet and through to project completion are as follows:

Term Sheet	April 6, 2007
Validate Target Price (+/-15%) and Schedule	May 25, 2007
Definitive Agreement and Detailed Cost Estimate (+/-5%)	July 27, 2007
EPC Contract and Price	August 10, 2007
Notice to Proceed	August 17, 2007
Project Construction Completion	June, 2009

The above schedule assumes the timely receipt of information from Delta-T and the provider of fractionation technology and the completion of permitting by others consistent with the suggested timeline. We are assuming a start of construction third quarter of 2007 but that could be delayed based upon site conditions. In the event of any such conditions, or other circumstances or events that are beyond AAC's reasonable control, the parties agree to use good faith efforts in order to negotiate amended schedule dates.

AAC will tender to EEI the Validated Price and Schedule Report that will also include a proposed Draft EPC Contract (Definitive Agreement). The Validated Price and Schedule Report will contain the following information:

1. Executive Summary

2. Scope Description
   - Delta-T Technology Preliminary Site Development Requirements
   - Fractionation Technology Process and Site Requirements
   - Biomass Boiler Technology Process and Site Requirements
   - Process Production and Utility Consumption Summary
   - Major Process Equipment Listing
   - Outline Specification
   - Building Construction Matrix

3. Drawings
   - Site Plan
   - Electrical Site Plan
   - Electrical Single Line Diagram
   - Corn Milling Flow Diagram
   - Hammer Milling Flow Diagram
   - Dry DG Handling Flow Diagram
   - Wet DG Handling Flow Diagram

4. Project Implementation Plan
   - Introduction
   - Organization Chart
   - Milestone Schedule
   - Long Lead Equipment

5. Validated Target Price (+/-15%)

6. Draft EPC Contract

The Validated Target Price as well as all subsequent estimates will be prepared on an open book basis affording your team full access to the developing project cost estimate. Under this approach, the direct costs will be broken out. Indirect costs, including our mark-ups for overhead and profit will be presented separately. For a project of this scope, requiring guarantees of cost, schedule and plant performance, we would suggest fees for overhead and profit totaling approximately 13%. This amount could be reduced with appropriate modification primarily of the performance guarantee. We would be prepared as our discussions advance to outline various scenarios for reduction in fees, shared savings, etc.

The EPC contract provided with this report will include as applicable, among other terms and conditions, the following basic terms. Such terms are mere proposals and not binding unless and until included in the subsequent EPC contract:

1. A scope of work for complete engineering, procurement and construction services.
2. Description and conditions associated with the technology package.
3. A target start date of construction of August 17, 2007 subject to the issuance of a notice to proceed, all required permits and a closing of the project financing, and other circumstances or events that are beyond AAC's reasonable control.
4. A schedule provision with related bonus and penalty clauses and a guarantee from AAC on the performance of the plant. Such guarantee to be based upon the supplied technology. For discussion purposes, we are suggesting the following terms and limitations of liability as part of this guarantee:
   a. At mechanical completion, defined as the plant is built, all equipment installed and the motors bumped, AAC's limit of liability drops to 50% of the EPC contract.
   b. At start-up, defined as grain is crushed and some amount of ethanol being produced, liquidated damages for schedule would terminate and AAC's limit of liability would drop to 25% of EPC contract.
   c. At substantial completion, defined as the 72 hour performance run, 30-45 days after start and the achievement of ethanol production equal to 85% of nameplate, AAC's limit of liability drops to a range of 15% to 20%, with the final amount to be discussed, of the EPC contract.
   d. At final completion, defined as finished punch list and the plant achieves nameplate capacity and other performance requirements, AAC's limit of liability drops to 0% of the EPC contract.

AAC has prepared a proposed budget of $650,000 for the cost of project management, engineering and estimating in connection with the development of pricing from the initial target price through to the EPC contract price along with the timing and amounts of compensation to be paid to AAC for these services in advance of the financial closing of the project. We are presently estimating that excluding the costs of the selected technology providers for ethanol and fractionation, the cost of our services for preliminary scope development and validating the target price (+/-15%) will be $125,000 plus pre-approved, documented travel and living expenses; the cost for advancing the engineering, planning and estimating for the definitive cost estimate will be an additional $400,000 plus expenses; and the cost for the preparation of the final EPC price will be an additional $125,000 plus expenses. These amounts are at cost and would be the amounts that AAC would be paid on a progress billing basis as follows:

Date Due	**Amount Due**
April 6, 2007	$75,000 (due upon signing)
May 25, 2007	$50,000
June 4, 2007	$200,000
July 27, 2007	$200,000
August 10, 2007	$125,000

AAC will tender to EEI a proposed Interim Agreement should EEI require the initiation of engineering, long lead equipment procurement and site construction activities in advance of the execution of the EPC contract (Definitive Agreement)

Should we reach final agreement and proceed with the project, the above amounts will be incorporated into the final EPC price and increased to include our mark-up with a credit for the amounts paid during this pre-construction phase..

The parties acknowledge the possibility that, notwithstanding their good faith efforts, they may be unable to mutually agree on terms of a Definitive Agreement, in which case their relationship concerning the Project will end with no further obligation or liability to each other, except as specified in this letter agreement.

We have dedicated a team of project management and technical resources that will begin with this initial effort and with incremental additions of key staff, move the project through each succeeding phase through to plant commissioning. Senior management will be no less committed, directing that all resources from financial through to technical are available to support this and any subsequent phases of work for a client as valuable as EEI.

We trust that this draft accurately reflects the nature of the business relationship you contemplate entering into with AAC. We look forward to further discussion and moving toward a signed agreement acceptable to all parties and then beginning the work. We truly value this opportunity to work with EEI and look forward to a long and mutually beneficial relationship.

Sincerely,

Mark A. Berezin
Vice President

Agreed to this 6th day of April 2007.

AAC Designers Builders, Inc.		**Ethanex Energy, Inc.**	
By:		By:	P.C. Walther
Its:	Vice President	Its:	Chairman